UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Landec Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

514766 10 4

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KENNETH E. JONES

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 256,000 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 256,000 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 0.01% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 514766104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SEAHAWK RANCH IRREVOCABLE TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Landec Corporation
	(b)	Address of Issuer’s Principal Executive Offices 3603 Haven Avenue, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing Kenneth E. Jones and Seahawk Ranch Irrevocable Trust (the "Reporting Persons")
	(b)	Address of Principal Business Office or, if none, Residence 550 Pilgrim Drive, Suite F, Foster City, CA 94404
	(c)	Citizenship U.S. Citizen
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 514766104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
KENNETH E. JONES
	(a)	Amount beneficially owned: 256,000 shares of Common Stock
	(b)	Percent of class: Approximately 0.01% (1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 256,000(2)
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 256,000(2)
		(iv)	Shared power to dispose or to direct the disposition of 0

(1)           Assumes 21,360,753 shares outstanding, including (i) 21,310,753 shares of Common Stock outstanding as of January 5, 2004, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended November 30, 2003 and (ii) 50,000 shares of Common Stock issuable upon exercise of options held by Mr. Jones that are currently outstanding.

(2)           Mr. Jones holds sole voting and dispositive power over (i) 50,000 shares of Common Stock issuable upon exercise of options that are currently outstanding and (ii) 206,000 shares of Common Stock held by Western General Corporation, of which Mr. Jones is the President.

SEAHAWK RANCH IRREVOCABLE TRUST
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
As of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

/s/ Kenneth E. Jones
KENNETH E. JONES

SEAHAWK RANCH IRREVOCABLE TRUST

/s/ Kenneth E. Jones
KENNETH E. JONES, TRUSTEE

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated February 13, 2004, by and between Kenneth E. Jones and Seahawk Ranch Irrevocable Trust.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G dated February 13, 2004 with respect to the Common Stock of Landec Corporation and any amendments thereto (including amendments on Schedule 13G/A) are signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 13, 2004

By:	/s/ Kenneth E. Jones
Kenneth E. Jones

Dated: February 13, 2004

Seahawk Ranch Irrevocable Trust

By:	/s/ Kenneth E. Jones
Kenneth E. Jones, Trustee